FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated April 20, 2005 announcing the delivery of a vessel to Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

          None.



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[GRAPHIC OMITTED][GRAPHIC OMITTED]

NEWS RELEASE for April 20, 2005, at 7:35 AM EDT
Contact: Allen & Caron Inc.                         Christopher Georgakis, CEO
                  Joe Allen (investors)             Excel Maritime Carriers Ltd.
                  joe@allencaron.com                +30 210 45 98 692
                  Brian Kennedy (media)             info@excelmaritime.com
                  brian@allencaron.com
                  212 691 8087

               EXCEL MARITIME TAKES PHYSICAL DELIVERY OF MV RENUAR

PIRAEUS, GREECE (April 20, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced that it has taken physical delivery of MV Renuar, a Panamax bulk vessel, at the port of Kobe in Japan.

          The vessel is a Panamax dry bulk carrier of approximately 70,000 dwt, built in 1993 in China, which the Company agreed to acquire on March 22, 2005.

          CEO Christopher Georgakis commented, "We are delighted to be advising that deliveries for all but two of our new acquisitions are scheduled for April and May 2005. The remaining two vessels are scheduled for delivery in early July 2005."

About Excel Maritime Carriers Ltd
---------------------------------

          The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

The following table represents the existing fleet together with the new acquisitions:

Existing Fleet

Name                  Dwt       Year Built    Type       Delivery Date
Fighting Lady         146,313      1983     Capesize
Almar I               107,140      1979     Capesize
--------------------------------------------------------------------------------

Isminaki               74,577      1998     Panamax
Birthday               71,500      1993     Panamax
Powerful               70,000      1994     Panamax
Renuar                 70,000      1993     Panamax
--------------------------------------------------------------------------------

Lady                   41,090      1985     Handymax
Swift                  37,687      1984     Handymax
Goldmar                39,697      1984     Handymax
Marybelle              42,552      1987     Handymax
--------------------------------------------------------------------------------
Lucky Lady             27,422      1975     Handysize
--------------------------------------------------------------------------------
Total                 727,978
================================================================================

New Acquisitions
First Endeavour        69,111      1994     Panamax      Early May 2005
Elinakos               74,000      1997     Panamax      Early May 2005
Angela Star            73,000      1998     Panamax      Early July 2005
Happy Day              72,000      1997     Panamax      Second Half April 2005
Forteza                70,000      1993     Panamax      Early July 2005

Emerald                45,572      1998     Handymax     Early May 2005
Princess I             38,385      1994     Handymax     Late May 2005
Attractive             41,524      1985     Handymax     Second Half April 2005
Total                 483,592
--------------------------------------------------------------------------------
Grand Total         1,211,570
================================================================================

Forward Looking Statement
-------------------------

          This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

                                   SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  April 20, 2005                         By: /s/ Christopher J. Georgakis
                                                  ----------------------------
                                                      Christopher J. Georgakis
                                                      President and
                                                      Chief Executive Officer


02545.0001 #565228